SEC FILE #82-1852

RECEIVED
2006 JUL 26 P 6:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Atlas
south sea pearl

ABN 32 009 220 053

06015522

25TH July 2006

The Manager
Australian stock Exchange
2 The Esplanade
PERTH WA 6000

Atlas Pacific Ltd SUPPL

Dear Sir

Re: On Market Share buyback

We wish to advise that further to an announcement made to the ASX on 30th May 2006, the Company intends to commence the on-market buyback of up to 4,390,512 of its ordinary shares from 10th August 2006. 14 days notice has been given to ASIC in this regard. No time limit has been set for the buyback of these shares. An Appendix 3C is attached to provide all relevant details of this share buyback.

The Company has engaged Montagu Stockbrokers to act on its behalf with regards to the buyback of shares. The Company will report on the quantity and value of shares purchased and cancelled in accordance with ASX rules and Corporations Act regulations.

By Order of the Board

SIMON ADAMS
Company Secretary

PROCESSED
JUL 31 2006
THOMSON
FINANCIAL

CRP03 ASX App3c Share buyback Announcement Jul2506.doc

43 York Street, Subiaco, WA 6008, Australia • PO Box 8015, Subiaco, WA 6008, Australia
Telephone: (61) (8) 9380 9444 • Facsimile: (61) (8) 9380 9970 • Website: http://www.atlaspacific.com.au • Email: atlas@atlaspacific.com.au

dlw 7/27

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7D. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
ATLAS PACIFIC LTD	32 009 220 053

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market (within 10/12 limit)
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary Shares
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	90,610,254
6	Whether shareholder approval is required for buy-back	Shareholder approval not required
7	Reason for buy-back	Capital management

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	**N/A**

On-market buy-back

9	Name of broker who will act on the company's behalf	**Montagu Stockbrokers**
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	**4,390,512**
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	**Unlimited duration**
13	If the company intends to buy back shares if conditions are met - those conditions	**N/A**

Employee share scheme buy-back

14	Number of shares proposed to be bought back	**N/A**
15	Price to be offered for shares	**N/A**

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: **25/07/06**
(~~Director~~/Company secretary)

Print name: **SIMON ADAMS**

== == == == ==

+ See chapter 19 for defined terms.